

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2010

By U.S. Mail and Facsimile to 706-644-1957

Mr. Kessel D. Sterling
Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Re: Synovus Financial Corp.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Amendment Number One to Form 10-K for the year ended December 31, 2009, filed April 26, 2010
Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed April 1, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 001-10312

Dear Mr. Sterling:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 5

2009 Strategic Highlights, page 5 and F-63

1. We note your response to comment 3 of our comment letter. As we requested, please provide to us and undertake to include in your future filings, revision of this section, to describe the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K, including but not limited to the following:
   - which types of loans you have sold and/or serviced in the past and in the present and your procedures for monitoring the loans that you retain including the market value of any collateral;
   - disclose, if material, the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower's only source of cash flow and only asset is the property that you are financing;
   - quantify the amount and percentage of your loans that are unsecured and discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan);
   - disclose your procedures for and the frequency with which you reappraise the value of your collateral;
   - describe your historic and current policies on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit; and
   - describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days.

2. We note your response to comment 3 of our comment letter. Please revise your response in the proposed section entitled "Strategic Highlights" as follows:
   - revise the second bullet point entitled "Risk management" to describe in detail the following:
     - the "uniform underwriting standards" to which you refer and how they differ from previous standards;
     - the "enhanced loan concentration policy" and compare it to your previous policy before it was "enhanced;"
     - how your lending policies are "more conservative" than in the past;"
   - revise the fourth bullet entitled "Strong deposits" to discuss the extent to which the Federal Reserve Bank, the FDIC and/or state banking regulators

have urged you to reduce your dependence on brokered deposits and discuss the extent to which the percentage of deposits that are brokered deposits is average for banking institutions similar to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page F- 63

3. We note your response to comments 7 and 8 of our comment letter. Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Item 303 and Release No. 33-8350 including, but not limited to, the following:
   - disclose the extent to which you are experiencing, directly or indirectly, issues with documentation relating to mortgages for which you are seeking foreclosure;
   - disclose the extent which you have mortgages relating to properties in states in which foreclosures proceed through the courts; and
   - disclose the extent which purchasers of loans you have sold have made demands that you repurchase any of those loans.

4. Please provide to us and undertake to include in your future filings discussion and analysis of the number and aggregate amount of loans that had their terms extended but not accounted for as non-performing nor troubled debt.

5. Please provide to us and undertake to include in your future filings discussion and analysis of the amounts any type of loan workouts whereby you have restructured a single existing loan into multiple new loans (i.e., A Note/B Note structure), including the aggregate amount of such loans. Provide analysis of the costs and benefits of this workout strategy, including the impact on interest income and credit classification.

6. Please provide to us and undertake to include in your future filings, if material, the following:
   - disclose the extent to which loans have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees and disclose the types of extensions made, how loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
   - disclose in detail how you evaluate the financial ability of a guarantor and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

- disclose how many times you have sought performance under a guarantee and discuss the extent of the successes;
- when the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee; and
- discuss the extent of your willingness to enforce the guarantee.

Form 10-Q for the Quarterly Period ended September 30, 2010

Management's Discussion and Analysis, page 34

7. Please provide to us and revise the section, on page 38, entitled "Strategic Plan" to describe in significantly greater detail your three year strategic plan, consistent with Item 303(a) and Release Number 33-6835, including, but not limited to, the following:
    - identify and analyze the "existing challenges" to which you refer in the first sentence of the first paragraph;
    - identify and analyze the "restructuring imperatives" to which you refer in first sentence of the first paragraph;
    - identify and analyze the "specific goals," "current priorities," milestones and key execution tasks" to which you refer in the second paragraph; and
    - include detailed analysis, consistent with Item 10(b)(1) and (2) of Item S-K, of the basis for your claim, in the last sentence of the second paragraph, that "Synovus will return to profitability during 2011" and provide disclosure consistent with Item 10(b)(3).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney